Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

First Chinese Customer Order of End User Location Devices
From Ituran’s Subsidiary – Telematics Wireless Ltd.

AZOUR, Israel – April 17, 2006 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), announced today that Telematics Wireless Ltd, a fully owned subsidiary of Ituran, was awarded the first end-unit delivery contract for the supply of end-user location devices to its Chinese Customer who provides location based services in Beijing with the Ituran location system deployed recently by Telematics Wireless.

This follows a master agreement made on August 28, 2004, between Telematics Wireless Ltd., and this particular Chinese Customer as well as a specific production agreement that was signed between the parties.

This order of the end user location devices will be delivered during 2006 for operation in Beijing. The value of the current order is over US$2 million. The initial quantity is to be delivered during the next few months.

Eyal Sheratzky, Co-CEO of Ituran commented, “We believe that the Chinese market has significant potential for us, and this initial order marks a first milestone of our penetration into this phenomenal market.”

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 300,000 subscribers distributed globally. Established in 1995, Ituran has approximately 760 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Ituran’s website is at www.ituran.com

Company Contact

Udi Mizrachi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations Contacts

Ehud Helft (Ehud.Helft@gkir.com)
Kenny Green (Kenny.Green@gkir.com)
GK International Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Amit Lev Ari (amit@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620